Exhibit 99.1

Company Announcement – No. 13 / 2021

Zealand Pharma convenes its Annual General Meeting 2021

Copenhagen, 16 March, 2021 – Zealand Pharma A/S (the "Company") convenes the Annual General Meeting of the Company to be held on

Thursday April 15, 2021 at 3:00 pm (CEST)

In accordance with Article 11.1 of the Company's Articles of Association the Annual General Meeting will be held as a completely electronic meeting without the possibility of physical attendance. Participation in the Annual General Meeting will solely take place via the internet as further set out in this notice.

Agenda:

(1)	Management’s report on the Company's activities during the past financial year

(2)	Approval of the audited Annual Report 2020

(3)	Resolution on the cover of loss in accordance with the approved Annual Report 2020

(4)	Election of members to the Board of Directors

(5)	Election of the auditor

(6)	Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)	Proposal from the Board of Directors to amend the Company's Remuneration Policy[1]

a.	Adoption of a revised Remuneration Policy including proposed amendments relating to the remuneration of the Board of Directors and the Executive Management

b.	Adoption of a revised Remuneration Policy including proposed amendments relating to the remuneration of the Executive Management

(8)	Proposal from the Board of Directors to approve the Company's Remuneration Report

(9)	Proposal from the Board of Directors to approve the fees for the Board of Directors for the financial year 2021[2]

1        It is noted that the Board of Directors' proposal set forth in agenda items 7a and 7b are ranked in priority, such that item 7b automatically lapses if item 7a is adopted by the General Meeting.

2        It is noted that the Board of Directors' proposal set forth in items 9a and 9b are ranked in priority subject to agenda items 7a and 7b, such that item 9b automatically lapses if item 7a is adopted by the General Meeting, and that item 9a automatically lapses if item 7a is not adopted by the General Meeting.

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a.	Approval of fees for the Board of Directors for the financial year 2021 in accordance with the proposed new Remuneration Policy set forth in agenda item 7a

b.	Approval of fees for the Board of Directors for the financial year 2021 in accordance with the proposed new Remuneration Policy set forth in agenda item 7b

(10)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution without pre-emption rights for the Company's existing shareholders and at market price

(11)	Any other business

The Annual General Meeting will be held in English.

The notice to convene the Annual General Meeting as well as the proxy/ postal vote forms are available on the Company’s website via the following link: www.zealandpharma.com/annual-general-meeting/.

The notice to convene is enclosed to this announcement, and the following should be noted:

Agenda item no. 4: The board members elected by the General Meeting are elected on an annual basis.

All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members:

•	Alf Gunnar Martin Nicklasson
•	Kirsten Aarup Drejer
•	Alain Munoz
•	Jeffrey Berkowitz
•	Michael John Owen
•	Leonard Kruimer
•	Bernadette Mary Connaughton

For a description of the nominated candidates, see Appendix 1 to the notice.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com

Zealand Pharma A/S	2/13

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

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Zealand convenes its Annual General Meeting 2021

Notice to convene the Annual General Meeting of Zealand Pharma A/S (CVR no. 20 04 50 78) (the "Company").

The Board of Directors of the Company hereby convenes the Annual General Meeting of the Company to be held on:

Thursday April 15, 2021 at 3:00 pm (CEST)

In accordance with Article 11.1 of the Company's Articles of Association the Annual General Meeting will be held as a completely electronic meeting without the possibility of physical attendance. Participation in the Annual General Meeting will solely take place via the internet as further set out in this notice.

Agenda:

(1)	Management’s report on the Company's activities during the past financial year

(2)	Approval of the audited Annual Report 2020

(3)	Resolution on the cover of loss in accordance with the approved Annual Report 2020

(4)	Election of members to the Board of Directors

(5)	Election of the auditor

(6)	Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)	Proposal from the Board of Directors to amend the Company's Remuneration Policy[3]

a.	Adoption of a revised Remuneration Policy including proposed amendments relating to the Board of Directors and the Executive Management

b.	Adoption of revised Remuneration Policy including proposed amendments relating to the Executive Management

(8)	Proposal from the Board of Directors to approve the Company's Remuneration Report

(9)	Proposal from the Board of Directors to approve the fees for the Board of Directors for the financial year 2021[4]

a.	Approval of fees for the Board of Directors for the financial year 2021 in accordance with the proposed new Remuneration Policy set forth in agenda item 7a

3        It is noted that the Board of Directors' proposal set forth in agenda items 7a and 7b are ranked in priority, such that item 7b automatically lapses if item 7a is adopted by the General Meeting.

4        It is noted that the Board of Directors' proposal set forth in items 9a and 9b are ranked in priority subject to agenda items 7a and 7b, such that item 9b automatically lapses if item 7a is adopted by the General Meeting, and that item 9a automatically lapses if item 7a is not adopted by the General Meeting.

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b.	Approval of fees for the Board of Directors for the financial year 2021 in accordance with the proposed new Remuneration Policy set forth in agenda item 7b

(10)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution without pre-emption rights for the Company's existing shareholders and at market price

(11)	Any other business

Complete proposals:

Re item (2): The Board of Directors proposes that the Annual Report 2020 is approved.

Re item (3): The Board of Directors proposes that the annual result, which is a loss of TDKK 846,729 is carried forward to the following year.

Re item (4):

The board members elected by the General Meeting are elected on an annual basis.

All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members:

•         Alf Gunnar Martin Nicklasson

•         Kirsten Aarup Drejer

•         Alain Munoz

•         Jeffrey Berkowitz

•         Michael John Owen

•         Leonard Kruimer

•         Bernadette Mary Connaughton

For a description of the nominated candidates, see Appendix 1 to this notice.

Re item (5):

The Board of Directors proposes the re-election of EY Godkendt Revisionspartnerselskab, CVR no.: 30 70 02 28, in accordance with the recommendation of the Audit Committee. The Audit Committee has not been influenced by third parties and has not been subject to any agreement with third parties that limits the General Meeting to electing certain auditors or audit firms as auditor.

Re item (6):

The Board of Directors requests that the General Meeting authorizes the Company to acquire, during the period until the next Annual General Meeting, treasury shares directly and/or acquire American depositary shares, provided the acquisition, pursuant to Section 197 of the Danish Companies Act, can be financed by funds that could otherwise be distributed as ordinary dividends. The Company's aggregated acquisition of treasury shares and American depositary shares shall not exceed a total nominal value of 10 % of the Company's share capital at any given time. The acquisition price for the treasury shares may not deviate by more than 10 % from the quoted price for the Company’s shares on Nasdaq Copenhagen at the time of purchase, and the acquisition price for the American depositary shares may not deviate by more than 10 % from the quoted price for the American depositary shares traded on NASDAQ Global Select Market in the United States at the time of purchase. The Company may surrender any acquired American depositary shares to the depositary enabling the Company to take delivery of the underlying shares.

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Re item (7):

Re item (7a):

The Board of Directors proposes that the General Meeting approves the revised Remuneration Policy of the Company.

The Company's existing Remuneration Policy was adopted at the Company's Annual General Meeting 2020 in accordance with Section 139 of the Danish Companies Act.

Compared to the existing Remuneration Policy, the revised Remuneration Policy involves the following material amendments:

-	Amendment of clause 2.1 on the determination of the Remuneration Policy, thus, any (and not only material) changes to the Remuneration Policy shall be subject to approval by the general meeting.

-	Amendment of clause 3 on the remuneration of the Board of Directors implying the following changes:
(i)	Introduction of an equity component in the form of Restricted Stock Units (RSUs) to the remuneration package of the Board of Directors.
(ii)	Introduction of a holding requirement with a 5-year deadline combined with a restrain for disposal of shares awarded from RSUs, until the holding requirement is met.

-	Amendment of clause 4 on the remuneration of the Executive Management implying the following changes:
(i)	Downwards adjustment of target from 60% to 40% for cash payments according to the Company's short-term incentive program (STI) to members of the Executive Management (other than the CEO).
(ii)	Amendments to the Company's long-term incentive program (LTI), thus, the combination of share-based instruments is changed to RSUs (25% of total LTI) and Performance Share Units (PSUs) (75% of total LTI). PSUs are based on both market goals and operational goals. Warrants are no longer included in the LTI. The cap for the total number of share-based instruments granted under the Company's LTI program is lowered from 10% to 5% of the total number of shares in the Company.
(iii)	Introduction of a holding requirement with a 5-year deadline combined with certain restrains for disposal of shares awarded from PSUs and/or RSUs, until the holding requirement is met.
(iv)	Increase of the cap for other customary benefits from 5% to 10% of the fixed annual salary.
(v)	Amendments to the Board of Directors' possiblity for payment of extraordinary one-off bonuses or LTI grants, thus, such extraordinary payments may only be paid in the form of sign-on bonuses or in case of specific events involving changes of control.

-	Amendment of clause 5 on the other terms on the Executive Management implying the following changes:
(i)	Downwards adjustment of termination notices from 12 months to 8 months (for termination by the Company), and 6 months to 3 months (for termination by members of the Executive Management).

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(ii)	Amendments to the caps for severance payments in case of termination, thus, severance payments cannot exceed 12 months salary (including all remuneration components) to members of the Executive Management and 18 months salary to the CEO. The Company's existing Remuneration Policy has a cap at 50% of the total remuneration of all members of the Executive Management, including the CEO.
(iii)	Deletion of the clause on derogation from the Remuneration Policy, thus, the possibility to derogate from the Remunreation Policy in exceptional circumstances is ommitted.

Additional information on the above-mentioned material amendments is available in Exhibit 1 to the draft revised Remuneration Policy which is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The reason for the proposed amendments of the Remuneration Policy is among others to ensure that the Company's remuneration structure, especially the LTI program, enables the Company to attract and retain talented members of the Board of Directors and the Executive Management and to seek further alignment with US standards.

The adopted Remuneration Policy will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

Re item (7b):

The proposal under this item 7b is subject to the General Meeting's rejection of the revised Remuneration Policy presented under item 7a. Thus, the proposal under this item 7b will lapse accordingly if item 7a is adopted by the General Meeting. In this case, the proposal under item 7a (only) will be presented to the General Meeting.

The Board of Directors proposes that the General Meeting approves the revised Remuneration Policy of the Company.

The Company's existing Remuneration Policy was adopted at the Company's Annual General Meeting 2020 in accordance with Section 139 of the Danish Companies Act.

Compared to the existing Remuneration Policy, the revised Remuneration Policy involves the following material amendments:

-	Amendment of clause 2.1 on the determination of the Remuneraiton Policy, thus, any (and not only material) changes to the Remuneration Policy shall be subject to approval by the General Meeting.

-	Amendment of clause 4 on the remuneration of the Executive Management implying the following changes:
(i)	Downwards adjustment of target from 60% to 40% for cash payments according to the Company's short-term incentive program (STI) to members of the Executive Management (other than the CEO).
(ii)	Amendments to the Company's long-term incentive program (LTI), thus, the combination of share-based instruments is changed to RSUs (25% of total LTI) and Performance Share Units (PSUs) (75% of total LTI). PSUs are based on both market goals and operational goals. Warrants are no longer included in the LTI. The cap for the total number of share-based instruments granted under the Company's LTI program is lowered from 10% to 5% of the total number of shares in the Company.
(iii)	Introduction of a holding requirement with a 5-year deadline combined with certain restrains for disposal of shares awarded from PSUs and/or RSUs, until the holding requirement is met.
(iv)	Increase of the cap for other customary benefits from 5% to 10% of the fixed annual salary.

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(v)	Amendments to the Board of Directors' possiblity for payment of extraordinary one-off bonuses or LTI grants, thus, such extraordinary payments may only be paid in the form of sign-on bonuses or in case of specific events involving changes of control.

-	Amendment of clause 5 on the other terms on the Executive Management implying the following changes:
(i)	Downwards adjustment of termination notices from 12 months to 8 months (for termination by the Company), and 6 months to 3 months (for termination by members of the Executive Management).
(ii)	Amendments to the caps for severance payments in case of termination, thus, severance payments cannot exceed 12 months salary (including all remuneration components) to members of the Executive Management and 18 months salary to the CEO. The Company's existing Remuneration Policy has a cap at 50% of the total remuneration of all members of the Executive Management, including the CEO.
(iii)	Deletion of the clause on derogation from the Remuneration Policy, thus, the possibility to derogate from the Remunreation Policy in exceptional circumstances is ommitted.

Additional information on the above-mentioned material amendments is available in Exhibit 1 to the draft revised Remuneration Policy which is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The reason for the proposed amendments of the Remuneration Policy is among others to ensure that the Company's remuneration structure, especially the LTI program, enables the Company to attract and retain talented members of the Executive Management and to seek further alignment with US standards.

The adopted Remuneration Policy will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

Re item (8):

The Board of Directors proposes that the General Meeting approves the Company's Remuneration Report[5] for the financial year 2020.

The adoption of the Remuneration Report is subject to the regulation from the implementation of the Shareholder Rights Directive (Directive (EU) 2017/828 of 17 May 2017) in Section 139 b of the Danish Companies Act.

The Remuneration Report has been prepared in accordance with the requirements prescribed by Section 139 b of the Danish Companies Act and contains, inter alia, an overall view of the total remuneration for 2020 of each member of the Board of Directors and the Executive Management of the Company.

The Remuneration Report also contains additional descriptions in accordance with Section 139 b of the Danish Companies Act, including, inter alia, explanation of how the remuneration for 2020 complies with the Company's applicable Remuneration Policy, including how it contributes to the Company's long-term results and how the performance criteria has been applied.

The vote on the Remuneration Report is a non-binding advisory vote.

The draft Remuneration Report is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

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The adopted Remuneration Report will be uploaded on the Company's website: https://www.zealandpharma.com/remuneration-committee after the General Meeting.

Re item (9):

Re item (9a):

The proposal under this item 9a is subject to the General Meeting's adoption of the revised Remuneration Policy presented under item 7a. Thus, the proposal under this item 9a will lapse accordingly if item 7a is not adopted by the General Meeting. In this case, the proposal under item 9b will be presented to the General Meeting.

The Board of Directors proposes that the General Meeting approves the fees for the Board of Directors for the financial year 2021:

	Cash fee (DKK)	RSUs (Number)
Member of the Board	100,000	1,500
Chairman of the Board	0	5,000
Vice-Chairman of the Board	0	1,000
Chair of the Audit Committee	0	4,000
Member of the Audit Committee	0	2,500
Member of the Remuneration Committee	0	1,500
Member of the Scientific Committee	0	1,500

The value of each RSU is determined by multiplying the simple average of the closing price of the Company's share on Nasdaq Copenhagen A/S for a period of 5 trading days following the annual general meeting of the Company. Additional information on the RSUs is available in the draft revised Remuneration Policy presented under item 7a.

Re item (9b):

The proposal under this item 9b is subject to the General Meeting's rejection of the revised Remuneration Policy presented under item 7a. Thus, the proposal under this item 9b will lapse accordingly if item 7a is adopted by the General Meeting. In this case, the proposal under item 9a (only) will be presented to the General Meeting.

The Board of Directors proposes that the General Meeting approves the fees for the Board of Directors for the financial year 2021:

Cash fee (DKK)
Member of the Board	400,000
Chairman of the Board	350,000
Vice-Chairman of the Board	100,000
Chair of the Audit Committee	150,000
Member of the Audit Committee	50,000
Member of the Remuneration Committee	50,000

The proposed fees for the Board of Directors for the financial year 2021 are unchanged compared to 2020.

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Re item (10):

The Board of Directors proposes that the General Meeting adopts a new authorization for the Board of Directors to increase the share capital of the Company. The new authorization will replace the current authorization in Article 7.1 of the Company's Articles of Association, which will be amended as follows:

"Bestyrelsen er i perioden indtil den 15. april 2026 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 10.850.136. Forhøjelsen af aktiekapitalen skal ske til markedskurs og skal gennemføres uden fortegningsret for Selskabets eksisterende aktionærer. Forhøjelsen skal ske ved kontant indbetaling."

"During the period until 15 April 2026 the board of directors is authorized to increase at one or more times the Company's share capital by issuance of new shares by up to nominally DKK 10,850,136. The capital increase shall be effected at market price and shall be implemented without pre-emption rights for the Company's existing shareholders. The capital increase must be implemented by way of cash contribution."

A draft version of the revised Articles of Association reflecting the proposed amendments (tracked) pursuant to this item (10) is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The adopted Articles of Association will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

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Language The General Meeting is held in English without any translation into Danish.

Resolution requirements

The following requirements are applicable in order to pass the resolutions and must all be fulfilled in order for the proposals to be adopted:

The proposals set out in items 2-9 of the agenda must be adopted by a simple majority of votes. Adoption of the proposal set out in item 10 of the agenda requires at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the General Meeting.

It is noted that the vote on the Remuneration Report pursuant to agenda item (8) is a non-binding advisory vote.

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General share information The share capital of the Company is nominally DKK 43,400,547. The nominal amount of each share is DKK 1. Each share of DKK 1 has one vote at the General Meeting.

The shareholders may exercise their financial rights through their own depositary banks.

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Information on the Company’s website

Further information about the General Meeting will be available from 16 March, 2021 on the Company’s website: https://www.zealandpharma.com/annual-general-meeting including:

1)	The total number of shares and voting rights in the Company on the date of the notice
2)	The notice to convene, along with the agenda and the complete proposals
3)	A proxy/ postal vote form
4)	The documents to be presented at the Annual General Meeting 2021, including the Annual Report 2020, a description of the nominated candidates (Appendix 1), the draft revised Remuneration Policies (presented under agenda items 7a and 7b), the draft Remuneration Report, and the draft revised Articles of Association.

Publication of notice

This notice has been made public via the electronic system of the Danish Business Authority, on the Company's website: https://www.zealandpharma.com/annual-general-meeting and via the Company's depositary bank, Danske Bank A/S. It has also been sent electronically to all shareholders who have registered their e-mail address with the Company and by ordinary mail to shareholders having requested so.

Request for notice to convene by ordinary mail

Please note that shareholders need to notify the Company each year, via the shareholder portal, if they wish to receive the notice to convene for the Annual General Meeting by ordinary mail instead of e-mail.

Questions

Shareholders may submit questions in writing concerning the agenda and the other material relating to the General Meeting both before and during the General Meeting itself.

Questions asked prior to the General Meeting must be submitted to the Company by e-mail to agm21@zealandpharma.com or by ordinary mail. Such questions will be answered on the Company's website: https://www.zealandpharma.com/annual-general-meeting or orally at the General Meeting.

Shareholders will also be able to submit questions during the General Meeting through the live chat function. Questions received during the General Meeting will be answered orally at the General Meeting.

To ensure a smooth course of events at the General Meeting, we encourage shareholders to submit any questions well in advance of the General Meeting.

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In order to attend the electronic General Meeting and vote, the following apply:

Date of registration

The shareholders' right to attend and vote at the General Meeting, or to vote by post, is determined based on the shares that the shareholders hold on the date of registration, which is Thursday, 8 April 2021.

Only persons who are shareholders of the Company on the date of registration may attend and vote at the General Meeting.

Once the date of registration has passed, the shares held by each shareholder will be calculated. The calculation is based on the registration of shares in the register of shareholders as well as on notifications of ownership that were received by the Company before the date of registration passed for the purpose of registration in the register of shareholders, but which have not yet been registered in the register of shareholders.

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Admission card

In order to attend the General Meeting (electronically), shareholders must order an admission card no later than Monday, 12 April 2021 at 10:00 am (CEST).

Admission may be requested as follows:

•	Electronically via the shareholder portal in the Investors section of the Company’s website: https://www.zealandpharma.com/shareholder-portal; or

•	By contacting Computershare A/S; by telephone +45 45460997, by e-mail to gf@computershare.dk or by written enquiry to Computershare A/S, Lottenborgvej 26, DK-2800 Kgs. Lyngby, Denmark.

Please note that the annual general meeting will be held completely electronically, and printed admission details shall solely be used for the shareholders to access the annual general meeting.

Upon registration, a confirmation with the admission card enclosed (including meeting ID, a unique username, and password) will be sent out electronically via email to the email address specified in the shareholder portal. If no email address is specified in the shareholder portal, shareholders may download and/or print the admission details through the shareholder portal on the Company's website: https://www.zealandpharma.com/shareholder-portal.

A shareholder (or the shareholder’s proxy holder) may participate in the General Meeting together with an advisor, provided that the shareholder has duly requested admission for the advisor’s participation.

If the admission details are lost or in case of any issues with accessing the General Meeting, Computershare A/S will provide technical assistance. Computershare A/S will be available Thursday, 15 April 2021 from 2:00 pm (CEST) and during the General Meeting.

Electronic attendance

As the annual general meeting will be held as a completely electronic general meeting, shareholders will solely be able to attend the general meeting via the internet.

The technical requirements for use of the electronic systems are:

•	A computer, tablet, or smartphone (it is recommended to participate via computer or tablet for the best experience), and
•	The latest version of Chrome, Safari, Internet Explorer 11, Edge, or Firefox.

Each shareholder is responsible for ensuring that they have a computer, tablet, or smartphone with internet access, and a functional and adequate internet connection.

As the annual general meeting will be live webcasted, minor delays in communication or voting may occur.

Further detailed instructions on the procedures to attend, vote and submit questions at the annual general meeting will be made available on the Company’s website: https://www.zealandpharma.com/annual-general-meeting

Proxy

Proxies may represent a shareholder at the General Meeting. In this case, Computershare A/S must receive a proxy form no later than Monday, 12 April, 2021 at 10:00 am (CEST).

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It is possible to submit a proxy electronically directly via the shareholder portal in the Investors section of the Company’s website: https://www.zealandpharma.com/shareholder-portal.

The proxy form can also be downloaded or printed from the Company’s website: https://www.zealandpharma.com/shareholder-portal and be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

Postal vote

Shareholders who are unable to attend the electronic General Meeting can vote by post, in other words vote in writing, before the General Meeting is held. Computershare A/S must have received a postal vote no later than Monday, 12 April, 2021 at 10:00 am (CEST).

It is possible to vote by post electronically on the shareholder portal in the Investors section of the Company’s website: https://www.zealandpharma.com/shareholder-portal.

A postal vote form is also available for downloading or printing from the Company’s website: https://www.zealandpharma.com/shareholder-portal. Once completed, dated and signed, the vote may be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or by e-mail (gf@computershare.dk).

A postal vote that has been received is irrevocable.

Processing of personal data

The Company's Privacy Policy for Shareholders etc. explains how the Company processes personal data in connection with the General Meeting - the Policy is available on the website: www.zealandpharma.com under "Investor > Annual General Meeting".

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Date: 16 March, 2021 Kind regards, The Board of Directors of Zealand Pharma A/S

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